UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-40552

NYXOAH SA

(Translation of registrant’s name into English)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Nyxoah SA

Private Placement

On November 13, 2025, the Company entered into entered into subscription agreements (the “Subscription Agreements”) with certain investors (the “Investors”), including certain institutional investors. The Subscription Agreements relate to the offer and sale in a private placement (the “Private Placement”) of ordinary shares, no nominal value per share of the Company (the “Ordinary Shares”), at a price per share of €4.00, for aggregate gross proceeds of approximately €17.0 million. The closing of the Private Placement is expected to occur on or about November 18, 2025, subject to customary closing conditions.

The Company expects to use the proceeds from the Private Placement (i) to launch commercialization activities in the United States and advance the commercialization of the Genio system in its initial target markets outside the United States; (ii) to continue gathering clinical data and to support physician-initiated clinical research projects related to obstructive sleep apnoea (“OSA”) patient treatments; (iii) to further finance research and development activities related to Genio system upgrades, re-designing our products for manufacturability and cost reduction initiatives; (iv) to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; and (v) for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions, should the Company choose to pursue any, and collaborations.

The form of Subscription Agreement will be filed as an exhibit to a future filing and the foregoing description of the terms of the Subscription Agreements is qualified in its entirety by reference to such exhibit.

This Current Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The ordinary shares issued and sold in the Private Placement are not being registered under the Securities Act of 1933, as amended (the “Securities Act”). Certain of the ordinary shares are being offered in a private placement to non-U.S. Persons (as such term is defined under Rule 902 of Regulation S under the Securities Act (“Regulation S”)) in a transaction outside the United States pursuant to Regulation S. The remaining ordinary shares are being offered in a private placement to U.S. Persons (as such term is defined under Rule 902 of Regulation S) pursuant to the exemption provided in Section 4(a)(2) of the Securities Act. Each U.S. investor is an “accredited investor” (as such term is defined in Rule 501(a)) or “qualified institutional buyer” (as such term is defined in Rule 144A) under the Securities Act.

The information included under the heading “Private Placement” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Registered Direct Offering

On November 13, 2025, Nyxoah SA (the “Company”) entered into a Securities Purchase Agreement (the “Purchase Agreement”) with certain investors (the “RDO Investors”), including certain institutional investors, pursuant to which the Company agreed to issue and sell, in a registered direct offering by the Company directly to the RDO Investors (the “Registered Direct Offering”) Ordinary Shares to the Investors, at a price of U.S.$4.6304 per share, for aggregate gross proceeds to the Company of approximately U.S.$5.6 million before deducting related offering expenses.

The Ordinary Shares were offered by the Company pursuant to a Registration Statement on Form S-3 (File No. 333-268955, which was filed with the Securities and Exchange Commission (the “Commission”) on December 22, 2022 and was declared effective by the Commission on January 6, 2023 (the “Registration Statement”).

The Company intends to use the proceeds of this Registered Direct Offering (i) to launch commercialization activities in the United States and advance the commercialization of the Genio system in its initial target markets outside the United States; (ii) to continue gathering clinical data and to support physician-initiated clinical research projects related to OSA patient treatments; (iii) to further finance research and development activities related to Genio system upgrades, re-designing our products for manufacturability and cost reduction initiatives; (iv) to continue to build a pipeline of new technologies and explore potential collaboration opportunities in the field of monitoring and diagnostics for OSA; and (v) for other general corporate purposes, including, but not limited to, working capital, capital expenditures, investments, acquisitions, should the Company choose to pursue any, and collaborations.

The Securities Purchase Agreement contains customary representations, warranties and agreements by the Company, customary conditions to closing, other obligations of the parties and termination provisions. No underwriter or placement agent participated in the Registered Direct Offering.

The Company expects to close the Registered Direct Offering on or about November 18, 2025, subject to the satisfaction of customary closing conditions.

The form of Securities Purchase Agreement will be filed as an exhibit to a future filing and the foregoing description of the terms of the Securities Purchase Agreement is qualified in its entirety by reference to such exhibit. A copy of the legal opinion and consent of NautaDutilh BV/SRL relating to the validity of the issuance and sale of the Securities, will be filed as an exhibit to a Current Report.

This Current Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The information included under the heading “Registered Direct Offering” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Notes Offering

On November 13, 2025, the Company entered into a Subscription Agreement (the “Notes Subscription Agreement”) with a certain institutional investor (the “Notes Investor”), pursuant to which the Company agreed to sell, and the Notes Investor agreed to purchase, up to €45.0 million in aggregate principal amount of amortizing senior unsecured convertible notes at an 8.0% original issue discount (the “Notes Offering”), consisting of an initial tranche of €22.5 million amortizing senior unsecured convertible notes (the “First Tranche Notes”) and a second tranche of €22.5 million amortizing senior unsecured convertible notes (the “Second Tranche Notes,” and together with the First Tranche Notes, the “Notes”).

The issuance of the First Tranche Notes is expected to occur no later than 22 days after the date of the Note Subscription Agreement (the “First Tranche Notes Closing Date”), subject to the successful completion of the Private Placement and this offering, along with the satisfaction or waiver of certain additional customary closing conditions. The issuance of the Second Tranche Notes is subject to additional customary closing conditions and will take place upon satisfaction of such closing conditions (such date, the “Second Tranche Closing Date”).

The First Tranche Notes will be constituted by a Bond Instrument, dated the First Tranche Notes Closing Date, by the Company. The Second Trance Notes will be constituted by a bond instrument (the “Bond Instrument”) on such date as the closing conditions applicable to the Second Tranche Notes have been met (the “Second Tranche Notes Closing Date”).

Assuming the successful issuance of both the First Tranche Notes and the Second Tranche Notes, the gross amount of proceeds to us from the Notes Offering will be approximately €41.4 million. The Company expects to use the proceeds from the Notes Offering  for working capital and other general corporate purposes.

This Current Report shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The Notes, and the ordinary shares issuable upon the conversion or settlement thereof, including any Amortization Shares (as defined below), are not being registered under the Securities Act. The ordinary shares are being offered to non-U.S. Persons (as such term is defined under Rule 902 of Regulation S) in a transaction outside the United States pursuant to Regulation S.

The following is intended to provide a summary of the terms of the agreements and Notes described above. This summary is qualified in its entirety by reference to the full text of such documents, each of which will be attached as exhibits to a future filing.

Notes Subscription Agreement

The Notes are to be issued pursuant to the Notes Subscription Agreement. The Notes Subscription Agreement provides for the sale of the Notes in the aggregate principal amount of €45.0 million at an 8.0% original issue discount, assuming the successful issuance of the First Tranche Notes and the Second Trance Notes. The Notes Subscription Agreement obligates us to indemnify the Notes Investor and various related parties for certain losses including those resulting from (i) any misrepresentation or breach, or alleged misrepresentation or breach, of any representation or warranty made by us, (ii) any breach of any obligation of ours, and (iii) any untrue statement contained in any announcement or press release published by or on behalf of the Company with respect to the Notes.

Notes

Description of Notes

The Notes will be issued as senior amortizing unsecured obligations of the Company pursuant to a Bond Instrument. The terms of the Notes include those provided in such Bond Instrument.

Initial Notes and Second Tranche Notes

On the First Tranche Notes Closing Date, the Company expects to issue €22.5 million in aggregate principal amount of First Tranche Notes to the Notes Investor, subject to the Company’s successful completion of the Private Placement and this offering and the satisfaction or waiver of certain additional customary closing conditions, which include the requirement that the issuer maintains an Average Market Capitalization (as such terms are described in the Notes Subscription Agreement) of at least €150.0. million.

During the period commencing from (and including) the date falling seven months following the First Tranche Notes Closing Date to (but excluding) the date falling one month thereafter, the Company may, at its option, require the Investor to purchase, in a single closing, the Second Tranche Notes, subject to the satisfaction of standard closing conditions, which include the requirements that the issuer maintains a Last Market Capitalization and an Average Market Capitalization (as such terms are described in the Notes Subscription Agreement) of at least €240.0. million and a Daily Traded Value (as described in the Notes Subscription Agreement) greater than U.S.$1.0 million.

Ranking

The Notes shall rank in right and priority of payment immediately after the Company’s liabilities under its existing credit facility with the European Investment Bank (the “EIB Facility”) and are postponed and subordinated solely to the Company’s liabilities under the EIB Facility, except for any obligations mandatorily preferred by law applying to companies generally. The Notes shall not be, and are not intended to be, subordinated to any present or future indebtedness, obligations or liabilities of the Issuer, whether senior, pari passu, or otherwise, other than the liabilities under the EIB Facility, except for obligations mandatorily preferred by law applying to companies generally. The Note shall rank at least pari passu with all other present and future unsecured and unsubordinated liabilities of the Company, except for obligations mandatorily preferred by law applying to companies generally.

Pursuant to the terms of the Notes, the Company will covenant to not to incur additional financial indebtedness which is senior in right of payment to the Notes.

Maturity Date; Amortization

The First Tranche Notes will mature on the third anniversary of their issuance, and the Second Tranche Notes will mature on the third anniversary of their issuance. We are required to pay, on the Maturity Date, all outstanding principal, together with accrued and unpaid interest.

The Notes will amortize in twelve (12) installments payable every three (3) months beginning three (3) months after the date of the Private Placement. At the Company’s option, the Company may make installment payments in cash of 103% of the applicable Amortised Payment Amount (as defined in the Bond Instrument) Alternatively, the Company may elect to make such Amortised Payment Amount in ordinary shares (the “Amortization Shares”), which will be priced at the Relevant Share Settlement Price (as defined in the Bond Instrument), which is the lower of (a) the Conversion Price (as defined in the Bond Instrument) as then in effect and (b) 90% of the Reference Lowest Daily Market Price (as defined in the Bond Instrument) in respect of the relevant SSO Reference Date (as defined in the Bond Instrument).

Deferral and Advancement of Amortization Payments

Pursuant to the Bond Instrument, the Note Investor may, on one or more occasions, exercise its right to defer any one or more Amortized Payment Amounts (as defined in the Bond Instrument) that would be scheduled for payment on an Scheduled Amortization Payment Date (as defined in the Bond Instrument) by giving notice to the Company at least one business day prior to such Scheduled Amortization Payment Date. The effect of the deferral is that the Amortized Payment Amount would not be payable on such Scheduled Amortization Payment Date, but instead would become payable on any subsequent Scheduled Amortization Payment Date as specified in the notice provided to the Company. Additionally, the Note Investor may, on one or more occasions, exercise its right to bring forward up to two payments of the Amortized Payment Amount in respect of all or some of the Notes outstanding at such time as would otherwise be scheduled to be paid either on (i) the final maturity date or (ii) on each of the final maturity date and the immediately preceding Amortization Payment Date by giving notice to the Company, in which case such payments shall become payable on the date specified in the notice which shall not be earlier than two business days following the date on which the relevant notice is given.

Interest

The Notes will bear interest at a rate of 6.5% per annum on the outstanding principal amount of the Notes payable in arrear every three (3) months beginning three (3) months after the date of the Private Placement.

Conversion Price

The First Tranche Notes will have an initial conversion price on the date of issuance of such First Tranche Notes equal to 125% of the price per ordinary share issued in the Private Placement. The Second Tranche Notes will have a conversion price equal to 125% of the Market Price (as defined in the Bond Instrument) on the date of the issuance. The Investor may elect to convert the Notes at the applicable conversion price at any time following the applicable issuance date.

The conversion price of the Notes is subject to adjustment in certain circumstances. Where the Company consummates a Relevant Equity Raise (as defined in the Bond Instrument), the Placing Proceeds (as defined in the Bond Instrument) of which are equal to or greater than €2.0 million, the conversion price shall be reset to the relevant Placing Price (as defined in the Bond Instrument) (if lower than the then prevailing conversion price).

Events of Default

The Notes contain standard and customary events of default including, but not limited to: (i) the Company’s failure to pay any principal, interest, late charges, or other amounts due under the Notes, (ii) the Company’s failure to deliver Ordinary Shares of the Company following any exercise of the Notes, (iii) the Company’s failure to perform or comply in any material respect with any of its respective obligations under the covenants and undertakings conditions of the Notes, (iv) the Company’s failure to perform or comply in any material respect with its obligations in the Notes or the Bond Documents (as defined in the Notes), (v) the Company’s default under, or the occurrence of certain events of default or other violations of the terms of, the other existing indebtedness of the Company and its subsidiaries, (vi) bankruptcy, reorganization or liquidation events, (vii) material breaches of Company representations, warranties and covenants in the Notes Subscription Agreement. In the event of an event of default, the Notes would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Notes outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Notes.

Change of Control; De-Listing Event; Free Float Event

In connection with a Change of Control (as defined in the Bond Instrument) of the Company, the Company must provide notice to the Notes Investor within five (5) business days following the occurrence of the Change of Control. If the Notes Investor elects to convert its notes after the occurrence of a Change of Control of the Company, the Company must ensure the Notes Investor will receive the same consideration for Ordinary Shares of the Company arising on such exercise as it would have received had such shares been submitted into, and accepted pursuant to the relevant offer in connection with the Change of Control. In the event of a Change of Control, the Notes would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Notes outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Notes.

In addition, in the case of a change of a control, if the Change of Control Resolutions (as defined in the Bond Instrument) are not passed before the Longstop Date (as defined in the Bond Instrument) and filed with the Belgian authorities, the Notes Investor will have the right to require the Company to redeem in cash (or shares, at the Notes Investors’ election) the Note.

In connection with a De-Listing Event or Free Float Event (each as defined in the Bond Instrument), the Notes would be subject to redemption in an amount that is the sum of (i) the Make-Whole Premium (as defined in the Bond Instrument) and (ii) an amount equal to the greater of 120% of the principal amount of Notes outstanding on the relevant date and the relevant Parity Value (as defined in the Bond Instrument) of the Notes.

Covenants

The Notes contain a variety of obligations on the Company’s part to not engage in specific activities, which are typical for transactions of this type, including the following covenants:

•	The Company and its subsidiaries will not (directly or indirectly) create or permit to subsist any mortgage, charge, pledge, lien or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect (a “Security Interest”) without securing the obligations of the Company under the Notes equally ratable therewith or providing other security, guarantees or arrangements for the benefit of the Note holders as may be approved by holders of at least 90 per cent in principal amount of the Note then outstanding, with the exception of certain permitted Security Interests described in the Notes;
•	The Company and its subsidiaries will not (directly or indirectly) create, incur, assume or otherwise become liable in respect of any financial indebtedness which (i) by their terms carry rights of conversion into, or exchange or subscription for, or the right to otherwise acquire, ordinary shares of the Company or its subsidiaries, (ii) by their terms limit or prohibit any of the terms of the Notes, including any prohibition of payment of cash pursuant to the notes, any limitation on the ability of the Notes Investor to exercise its conversion rights with respect to the Notes or any limitation on the ability of the Company to deliver ordinary shares in respect of any share settlement, and (iii) by their terms would rank senior to the Notes in right of payment;
•	The Company and its subsidiaries will not enter into a transaction or series of transactions to sell, lease, transfer or otherwise dispose of assets or enter into any amalgamation, demerger, merger, consolidation or corporate reconstruction, subject to certain exceptions;
•	The Company and its subsidiaries will not enter into any transactions with affiliates, unless on terms that could be obtained in an arm’s-length transaction;

•	The Company and its subsidiaries will not cause or permit to exist any consensual encumbrance or restriction on the Company’s ability to perform and comply with its obligations under the Notes;
•	The Company will use its best efforts to, among other things, ensure that any Change of Control Resolutions are presented to the shareholders before the Longstop Date; and
•	The Company will not amend, modify or vary any term of its existing EIB Facility or enter into any new agreements, instruments or other arrangements with the European Investment Bank that could reasonable be expected to impair, restrict, prohibit or limit the Company’s ability to perform its obligations under the Notes.

The Notes also contain certain ongoing obligations of the Company, including the obligation (i) to make periodic filings within specified timeframes as detailed in the Notes, (ii) to provide to the Notes Investor an officer’s certificate in connection with the Company’s periodic filings and (iii) to comply in all material respects with applicable laws and regulations.

The information included under the heading “Note Offering” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Corporate Governance

Pursuant to NASDAQ Rule 5615(a)(3), the Company has elected to follow the Company’s home country rules with respect to NASDAQ Rule 5635.

NASDAQ Rule 5635 provides that an issuer listed on the NASDAQ Global Market is required to obtain shareholder approval in accordance with NASDAQ Rule 5635 as a prerequisite to approval of applications to list additional shares when the additional shares will be issued in connection with a transaction involving the sale, issuance, or potential issuance by the issuer of ordinary shares (or securities convertible into ordinary shares) equal to 20% or more of its presently outstanding common shares (or securities convertible into common shares) for less than the greater of book or market value of the shares (the “20% Rule”) or when the issuance or potential issuance of additional shares will result in a change of control of the issuer, including, but not limited to, those issuances that constitute a reverse merger (the “Change of Control Rule”).

Notwithstanding this general requirement, NASDAQ Rule 5615(a)(3) permits foreign private issuers to follow their home country practice rather than the shareholder approval requirements of the 20% Rule or the Change of Control Rule. The laws of Belgium (the Company’s domicile of incorporation) do not require shareholder approval prior to any of the foregoing types of issuances and the Company has elected to follow its home country rules with respect to NASDAQ Rule 5635. The Company, therefore, is not required to obtain such shareholder approval prior to entering into a transaction with the potential to issue securities in contravention of the 20% Rule or the Change of Control Rule.

The Company cautions you that statements included in this report that are not a description of historical facts are forward-looking statements. These forward-looking statements include statements regarding the completion of the Private Placement and the Notes Offering and the amount and use of expected net proceeds therefrom. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of these results will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties associated with market conditions and the satisfaction of customary closing conditions related to the offering, as well as risks and uncertainties inherent in the Company’s business, including those described in the Company’s other filings with the Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

The information included under the heading “Corporate Governance” of this report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-285960, 333-261233 and 333-269410) and Form F-3 (Registration Numbers 333-285982 and 333-268955) of the Company (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NYXOAH SA

Date: November 13, 2025	By:	/s/ Olivier Taelman
	Name:	Olivier Taelman
	Title:	Chief Executive Officer